FOIA CONFIDENTIAL TREATMENT REQUESTED BY TYCO ELECTRONICS LTD.
PURSUANT TO 17 CFR 200.83.  CONFIDENTIAL TERMS OF THIS RESPONSE WHICH
HAVE BEEN REDACTED ARE MARKED (“[*****]”) AND HAVE BEEN FILED
SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Tyco Electronics Ltd.
Second Floor
96 Pitts Bay Road
Pembroke  HM  08
Bermuda

April 3, 2008

BY EDGAR CORRESPONDENCE

Ms. Cecilia Blye

Chief
Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail-Stop 5546

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Tyco Electronics Ltd.
Response to Staff Comments on:
Form 10-K for the Fiscal Year ended September 28, 2007
File No. 1-33260

Dear Ms. Blye:

On behalf of Tyco Electronics Ltd., a Bermuda company (“Tyco Electronics” or the “Company”), this letter responds to your letter dated March 20, 2008, relating to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filing of Tyco Electronics. The responses to the Staff’s comments are numbered to correspond to the comments in your letter.

1.                      We note your response to comment 1 of our letter dated February 28, 2008.  Please advise us whether the products your subsidiaries sell into the Sanctioned Countries include items that may be considered dual use items.  In this regard, we note specifically your representation that the products your subsidiaries supply to Iranian utilities and refineries include switches and related equipment.  The Commerce Control List maintained by the U.S. Commerce Department’s Bureau of Industry and Security lists as controlled items “Switching devices, modules or assemblies” and “Switching equipment, stored program controlled.”  The list identifies certain switches as controlled because of nuclear nonproliferation and anti-terrorism concerns.  It identifies certain stored program controlled switching equipment as controlled because of anti-terrorism concerns.  Your response should address specifically whether the switches and related equipment referenced in your response to our prior comment 1 are, or are substantially similar to, the types of switches and equipment described in the Commerce Control List.

Response:

To the best of our knowledge, understanding and belief, our switches and related equipment are not of the type described on the Commerce Control List and, to this end, are similar to items classified as EAR99.  In fact, we reviewed sales of our products into the Sanctioned Countries and identified only one component of a product that is similar to an item described on the Commerce Control List.  The component is an aramid filament — the filament is woven, along with other EAR99 type fibers, to form a string (a picture of the string is attached as Annex A, for which we have sought confidential treatment under Rule 83).  The string is used as an installation aid to cable jackets.  The aramid filament is similar to filaments described under Export Control Classification Number 1C210.  The string (part of a “cable accessory kit closure system”) is used in the installation of cables for power energy networks up to 170kV, which are made for power distribution from generation to the end user via overhead lines or underground cables.  These cable accessory kit closure systems represent less than one percent of the products sold to Iran (and no sales of such systems were made to Syria or Sudan in fiscal year 2006 or 2007).  The value of the aramid filament component is approximately 50 cents compared to the value of the cable accessory kit closure system in which it is contained, which is approximately $3,400.  To the best of our knowledge and belief, the aramid filament component and the cable accessory kit closure system in which it is contained are sold only to civilians (power utilities and industrial customers) as part of our energy products.  The aramid filament component was obtained through our vendor in Europe and, once it is incorporated into the cable accessory kit closure system, is shipped from Germany to Iran.  The Company has received a certificate of German origin from its vendor.  The cable accessory kit closure system is not subject to U.S. export control laws or regulations.

We do not consider our sales of aramid filaments contained in cable accessory kit closure systems to be quantitatively or qualitatively material.  Sales of the closure systems represented approximately $124,000 of $16.1 million sales to Iran in fiscal 2006 and approximately $280,000 of $19.4 million sales to Iran in fiscal 2007, with, as noted above, an extremely small fraction of the amount of such sales attributed to the aramid filament component (one ten-thousandth of the amount).  We also would not expect that such sales will have any material adverse impact on our reputation and share value given that the aramid filament is only a minor installation component of cable accessory kit closure systems, the closure systems are made for civilian use and, to the best of our knowledge and belief, such systems are sold only to civilians as part of our energy products.

Tyco Electronics hereby acknowledges that:

•                  Tyco Electronics is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Tyco Electronics may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact P.J. Himelfarb of Weil, Gotshal & Manges, at 202-682-7197, or the undersigned at 610-893-9600.

Very truly yours,

TYCO ELECTRONICS LTD.

By:	/s/ Robert A. Scott
Robert A. Scott
Executive Vice President and
General Counsel
Tyco Electronics Ltd.

Annex A

[Omitted Pursuant to Confidential Treatment Request in Accordance With Rule 83]

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